Exhibit 99.1

NICE Investigate Drives Enhanced Investigation Capabilities
Through Community Engagement

 New capabilities enable law enforcement agencies to easily engage communities and collect digital evidence to fight crime

Hoboken, N.J., January 2, 2019 – NICE (Nasdaq: NICE) announced today that it has enhanced its NICE Investigate Digital Evidence Management and Investigation solution with capabilities that enable law enforcement agencies to easily engage communities to fight crime.

Today, there are more than 4 billion camera-equipped cellphones in circulation around the world. Cell phone videos and photos are increasingly playing a role in solving crimes. According to a Nielsen survey conducted by NICE, 95 percent of Americans polled said they’d be willing to share pictures, videos, tips or other evidence if they witnessed a crime or serious incident. But the solutions employed by most police departments today make this difficult to do.

Using NICE Investigate’s new Public Appeals interface, investigators can create a Public Appeal on the Community Portal for any active investigation in seconds, enabling citizens to easily upload videos, photos and tips. The process retains valuable metadata information, including time/date and location. Uploaded content is automatically virus-checked before being securely stored in the cloud. Investigators are alerted when new case evidence is uploaded so they can immediately review and act on it. The solution scales to support any number of active incidents and large volumes of digital media uploads.

Additionally, more and more households and businesses are employing doorbell cameras and outside surveillance systems with 24/7 recording. NICE Investigate also offers a way for citizens and businesses to register these cameras and share video evidence with investigators through a secure portal – all without having to travel to the scene or copy video onto DVDs.

“The proliferation of camera-equipped smartphones and home surveillance systems is creating an avalanche of digital evidence which can provide valuable evidence in cases,” said Chris Wooten, Executive Vice President, NICE. “But without the right tools to engage citizens and make it easier for them to share this evidence, departments will continue to struggle. NICE Investigate’s enhanced community engagement capabilities bridge this gap.”

About NICE Investigate
Running on the secure Microsoft Azure Government cloud, NICE Investigate is a comprehensive, scalable, CJIS-compliant, cloud-based, end-to-end solution for managing investigations and digital evidence. NICE Investigate automates digital evidence collection, analysis and sharing to enhance case solvability and transform investigators into more efficient and effective crime-solvers. NICE Investigate earned Frost & Sullivan's prestigious Technology Leadership Award for Investigation and Evidence Management Solutions, and received the top award in the Best Investigation Category in American Security Today’s ‘ASTORS’ Awards two times.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4425, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.